UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. ___)*
NeoStem, Inc.

(Name of Issuer)
Common Stock, par value $0.001

(Title of Class of Securities)
640650305

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	640650305	Page	2	of	6
Margula Company, LLC

1	NAMES OF REPORTING PERSONS Margula Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		529,169

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		529,169

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	529,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7% [1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
1 Applicable percentage is based on 7,315,006 shares of common stock outstanding at November 14, 2008 and assumes exercise of warrants for the aggregate number of shares beneficially owned.

CUSIP No.	640650305	Page	3	of	6
Margula Company, LLC

1	NAMES OF REPORTING PERSONS Alan Hamel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		529,169

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		529,169

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	529,169

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Applicable percentage is based on 7,315,006 shares of common stock outstanding at November 14, 2008 and assumes exercise of warrants for the aggregate number of shares beneficially owned.

CUSIP No.	640650305	Page	4	of	6
Margula Company, LLC
SCHEDULE 13G
     This Schedule 13G relates to shares of common stock, $0.001 par value (“Common Stock”) of NeoStem, Inc., a Delaware corporation, (the “Issuer”) and is being filed on behalf of Margula Company, LLC, a Delaware limited liability company (“Margula”) and Alan Hamel. Margula and Mr. Hamel are referred to as the “Reporting Persons.” This Schedule 13G relates to 600,000 warrants granted to Margula as payment for consulting services. 500,000 of such warrants vested upon the occurrence of specific events set forth in the Consulting Agreement between the Issuer and Margula dated July 28, 2008, with the remaining 100,000 warrants to vest monthly at the rate of 4,167 warrants per month commencing August 28, 2008.
Item 1(a): Name of Issuer
Neostem, Inc.
Item 1(b): Address of Issuer’s Principal Executive Offices
420 Lexington Avenue, Suite 450, New York, N.Y. 10170
Item 2(a): Name of Person Filing
(i) Margula Company, LLC
(ii) Alan Hamel
Item 2(b): Address of Principal Business Office
Margula Company, LLC
23679 Calabasas Road, Suite 663, Calabasas, CA 91302
Alan Hamel
23679 Calabasas Road, Suite 663, Calabasas, CA 91302
Item 2(c): Citizenship
Margula Company LLC is a Delaware limited liability company. Alan Hamel is a United States citizen.
Item 2(d): Title of Class of Securities
Common stock, $0.001 par value
Item 2(e): CUSIP Number
640650305
Item 3: This statement is not filed pursuant to Rules 13d-1(b) or 13d-2, and therefore this item is not applicable.

CUSIP No.	640650305	Page	5	of	6
Margula Company, LLC
Item 4: Ownership
(a)	Amount Beneficially Owned:

529,169 shares

Alan Hamel is the sole member of Margula Company LLC and, therefore, may be deemed to be the beneficial owner of 529,169 shares.

(b)	Percent of Class

6.7%

Alan Hamel is the sole member of Margula Company LLC and, therefore, may be deemed to be the beneficial owner of 6.7% of the issuer’s outstanding shares of common stock.
Number of Shares as to Which Such Person Has:
(i)	Sole power to vote or direct the vote:

Margula Company LLC – 529,169

Alan Hamel – 529,169

(ii)	Shared power to vote or direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of:

Margula Company LLC – 529,169

Alan Hamel – 529,169 shares

(iv)	Shared power to dispose or to direct the disposition of:

0
Item 5: Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of Date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

CUSIP No.	640650305	Page	6	of	6
Margula Company, LLC
Item 6: Ownership of Not More Than Five Percent on Behalf of Another Person
     Inapplicable
Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company
     Inapplicable
Item 8: Identification and Classification of Members of the Group
     Inapplicable
Item 9: Notice of Dissolution of Group
     Inapplicable
Item 10: Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Margula Company LLC
By:	/s/ Alan Hamel
Alan Hamel
Manager

By:	/s/ Alan Hamel
Alan Hamel